RECEIVED

2008 JUN 15 A 11:

BURSA MALAYSIA

Form Version V3.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION on 30/05/2008 12:10:39 PM

Reference No LI-080530-6EED8

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

SUPPL

Part A1 : QUARTERLY REPORT

Financial Year End *	30/06/2008
Quarter *	○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
Quarterly report for the financial period ended *	31/03/2008
The figures *	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-08Q3.xls

PROCESSED

JUN 18 2008

THOMSON REUTERS

[redacted]

08003281

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 31/03/2008

INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
31/03/2008 [dd/mm/yyyy] RM'000	31/03/2007 [dd/mm/yyyy] RM'000	31/03/2008 [dd/mm/yyyy] RM'000	31/03/2007 [dd/mm/yyyy] RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

30 MAY 2008

1	Revenue	1,692,867	1,251,286	4,761,897	3,584,272
2	Profit/(loss) before tax	215,677	59,682	406,554	236,676
3	Profit/(loss) for the period	196,934	38,604	382,110	187,201
4	Profit/(loss) attributable to ordinary equity holders of the parent	200,810	41,173	390,038	201,215
5	Basic earnings/(loss) per share (sen)	28.26	5.90	55.04	28.86
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.5700	3.0400

Remarks :

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2008 [dd/mm/yyyy]	31/03/2007 [dd/mm/yyyy]	31/03/2008 [dd/mm/yyyy]	31/03/2007 [dd/mm/yyyy]
		RM'000	RM'000	RM'000	RM'000
1	Gross interest income	6,220	7,193	20,044	23,027
2	Gross interest expense	30,323	39,754	100,693	120,719

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

30 MAY 2008

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the Third Quarter Ended 31 March 2008

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Cash Flow Statements	4
Notes to the Condensed Financial Statements	5 - 10

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2008
(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2008 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2007 RM'000	CURRENT YEAR TO DATE 31/3/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2007 RM'000
Revenue		1,692,867	1,251,286	4,761,897	3,584,272
Operating expenses		(1,541,590)	(1,195,274)	(4,419,041)	(3,403,556)
Other operating income		11,535	18,407	25,480	45,736
Profit from operations		162,812	74,419	368,336	226,452
Finance costs		(30,323)	(39,754)	(100,693)	(120,719)
Share in results of associated companies		59,998	9,709	80,668	149,801
Income from other investments		6,220	7,193	20,044	23,027
Gain on disposal of shares in associated companies		55,970	-	77,199	-
(Impairment loss)/ Reversal of loss on:					
- disposal of a subsidiary company		-	8,115	-	(41,885)
- investment in unquoted bonds		(39,000)	-	(39,000)	-
Profit before taxation		215,677	59,682	406,554	236,676
Taxation	16	(18,743)	(21,078)	(24,444)	(49,475)
Net profit for the period		196,934	38,604	382,110	187,201
Attributable to :					
- Equity holders of the parent		200,810	41,173	390,038	201,215
- Minority interests		(3,876)	(2,569)	(7,928)	(14,014)
Net profit for the period		196,934	38,604	382,110	187,201
Earnings per share attributable to equity holders of the parent (sen) :					
- Basic	24	28.26	5.90	55.04	28.86
- Diluted	24	28.14	5.89	54.79	28.85

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the third quarter ended 31 March 2008

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/3/2008 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2007 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,434,773	1,382,352
Investment properties		68,453	101,047
Prepaid land lease payment		102,125	103,591
Land held for property development		68,377	52,079
Investment in associated companies		632,846	582,260
Long-term investments		123,508	100,127
Deferred tax assets		76,364	76,364
Intangible assets		131,024	131,038
Deferred consideration		-	124,272
		2,637,470	2,653,130
Current Assets			
Assets held for sale		2,239	18,862
Property development costs		31,825	39,799
Inventories		1,125,366	1,070,355
Short-term investments		129,266	107,844
Amount due by contract customers		571	571
Trade receivables		380,159	430,271
Other receivables		573,030	620,594
Deposits, cash and bank balances		525,879	711,437
		2,768,335	2,999,733
TOTAL ASSETS		5,405,805	5,652,863
EQUITY AND LIABILITIES			
Share capital		710,952	705,555
Reserves		1,830,287	1,436,687
Equity attributable to equity holders of the parent		2,541,239	2,142,242
Minority interests		190,166	195,995
Total equity		2,731,405	2,338,237
Non-Current Liabilities			
Long-term borrowings	20	849,300	1,304,742
LICB Bonds and USD Debts	20	55,053	67,156
Deferred tax liabilities		132,401	132,250
Deferred payables		-	517
		1,036,754	1,504,665
Current Liabilities			
Liabilities associated with assets held for sale		-	9,641
Trade payables		345,221	392,666
Other payables		689,731	599,841
Short-term borrowings	20	492,711	557,032
LICB Bonds and USD Debts	20	88,766	248,382
Tax liabilities		21,217	2,399
		1,637,646	1,809,961
TOTAL EQUITY AND LIABILITIES		5,405,805	5,652,863
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.57	3.04

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent →							
	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
31 March 2008								
At 1 July 2007	705,555	518,927	-	27,843	889,917	2,142,242	195,995	2,338,237
Share-based payments	-	4,021	-	432	-	4,453	-	4,453
Exercise of share options	5,397	1,611	-	-	-	7,008	-	7,008
Translation difference on net equity of foreign subsidiaries *and other movements*	-	-	-	(9,093)	-	(9,093)	2,099	(6,994)
Dividend paid for the financial year ended 30 June 2007	-	-	-	-	(5,182)	(5,182)	-	(5,182)
Effect of dilution on equity interest in associated companies	-	-	-	-	11,773	11,773	-	11,773
Net profit/(loss) for the period	-	-	-	-	390,038	390,038	(7,928)	382,110
At 31 March 2008	710,952	524,559	-	19,182	1,286,546	2,541,239	190,166	2,731,405
31 March 2007								
At 1 July 2006								
As previously stated	697,102	515,192	605,122	30,046	162,362	2,009,824	424,364	2,434,188
Prior year adjustment :								
Effects of adopting FRS 2	-	-	-	1,257	(1,257)	-	-	-
Effects of adopting FRS 140	-	-	-	-	1,439	1,439	-	1,439
Restated	697,102	515,192	605,122	31,303	162,544	2,011,263	424,364	2,435,627
Realisation of/transfer to negative goodwill pursuant to the disposal of a subsidiary company	-	-	(76,314)	-	-	(76,314)	27,125	(49,189)
Effects of adopting FRS 3	-	-	(528,808)	-	540,708	11,900	-	11,900
	697,102	515,192	-	31,303	703,252	1,946,849	451,489	2,398,338
Issue of shares	1,923	82	-	-	-	2,005	-	2,005
Translation difference on net equity of foreign subsidiaries and other movements	-	-	-	(17,649)	(78)	(17,727)	(172,000)	(189,727)
Dividend paid for the financial year ended 30 June 2006	-	-	-	-	(2,510)	(2,510)	-	(2,510)
Equity accounting for share of net assets of associated companies	-	-	-	13,296	-	13,296	-	13,296
Effect of dilution on equity interest in an associated company	-	-	-	-	(14,532)	(14,532)	-	(14,532)
Share-based payments	-	-	-	678	-	678	-	678
Net profit/(loss) for the period	-	-	-	-	201,215	201,215	(14,014)	187,201
At 31 March 2007	699,025	515,274	-	27,628	887,347	2,129,274	265,475	2,394,749

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the third quarter ended 31 March 2008

(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 31/3/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2007 RM'000
OPERATING ACTIVITIES		
Profit before taxation	406,554	236,676
Adjustments for:		
Non-cash items (mainly depreciation)	70,802	165,363
Non-operating items (mainly associates' results & finance costs)	(19)	(30,157)
Operating profit before changes in working capital	477,337	371,882
Changes in working capital :		
Net changes in current assets	(92,398)	(300,182)
Net changes in current liabilities	(15,878)	139,956
Others (mainly interest and tax paid)	(5,664)	5,225
	363,397	216,881
INVESTING ACTIVITIES		
Proceeds from disposal/redemption of investments and properties	293,816	395,885
Proceeds from disposal of shares in associated companies	109,737	-
Purchase of property, plant and equipment	(152,784)	(100,138)
Purchase of investment	(86,832)	-
Acquisition of additional investment in a subsidiary company	(450)	-
Others	7,883	(440)
	171,370	295,307
FINANCING ACTIVITIES		
Issue of shares	7,008	2,005
Issue of shares by a subsidiary company	186	-
Repayment of BaIDS	(60,000)	(40,000)
Interest and profit element of BaIDS paid	(32,840)	(38,260)
Borrowings	(431,539)	(46,432)
Redemption/repayment of LICB Bonds and USD Debts	(199,283)	(34,857)
Decrease in cash and cash equivalents - restricted	273,760	-
Dividend paid to shareholders	(5,182)	(2,510)
Others	(650)	4,009
	(448,540)	(156,045)
Net changes in cash & cash equivalents	86,227	356,143
Effects of exchange rate changes	255	101
Cash & cash equivalents at beginning of the period	233,178	134,035
Cash & cash equivalents at end of the period	319,660	490,279

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2007. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2007.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2007 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2007 :

FRS 107	Cash Flow Statements
FRS 111	Construction Contracts
FRS 112	Income Taxes
FRS 118	Revenue
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance
FRS 124	Related Party Disclosures
FRS 134	Interim Financial Reporting
FRS 137	Provisions, Contingent Liabilities and Contingent Assets

The adoption of the above FRSs does not have a significant financial impact on the Group.

2. Comments about seasonal or cyclical factors

The Group's performance is not affected by any material seasonal or cyclical factors.

3. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial year-to-date.

4. Changes in estimates

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

5. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM705,554,965 to RM710,952,465 by the issuance of 579,000 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share and 4,818,500 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:
(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM60 million; and
(ii) redeemed/repaid part of its LICB Bonds and USD Debts amounting to RM199 million.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the financial year-to-date.

6. Dividends paid

During the financial year-to-date, a first and final dividend of 1%, less tax, amounting to RM5.2 million in respect of the previous financial year ended 30 June 2007 was paid by the Company.

7. Segmental Information

The Group's segmental report for the financial year-to-date was as follows:

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	4,530,821	(49,345)	4,481,476	399,137
Building materials	154,472	-	154,472	6,983
Property	11,444	-	11,444	3,242
Tyre	67,512	-	67,512	(21,951)
Others	46,993	-	46,993	(14,581)
	4,811,242	(49,345)	4,761,897	372,830
Unallocated costs				(4,494)
Profit from operations				368,336
Finance costs				(100,693)
Share in results of associated companies				80,668
Income from other investments				20,044
Gain on disposal of shares in associated companies				77,199
Impairment loss on investment in unquoted bonds				(39,000)
Profit before taxation				406,554

8. Subsequent events

Other than as disclosed in Note 19, there were no material events subsequent to the end of the current quarter.

9. Changes in composition of the Group

There were no material changes in the composition of the Group during the financial year-to-date.

10. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

11. **Performance review**

The Group posted a significantly improved performance with 33% increase in revenue to RM4.8 billion and 63% increase in profit from operations to RM368.3 million compared to RM3.6 billion and RM226.5 million respectively in the preceding year corresponding period. The improved performance was mainly attributable to higher sales of our steel products at better margins as a result of the surge in international steel prices.

In addition, the recognition of a gain on disposal of shares in associated companies and lower finance costs had further increased the profit before tax of the Group by 72% to RM406.6 million from RM236.7 million in the preceding year corresponding period.

12. Comment on material change in profit

	Revenue		Profit from operations	
	Current Quarter 31/3/2008 RM'000	Immediate Preceding Quarter 31/12/2007 RM'000	Current Quarter 31/3/2008 RM'000	Immediate Preceding Quarter 31/12/2007 RM'000
Steel	1,591,437	1,540,835	182,592	127,892
Tyre	18,179	24,481	(13,516)	(4,818)
Others	83,251	65,095	(4,003)	(5,927)
Unallocated costs	-	-	(2,261)	(1,194)
	1,692,867	1,630,411	162,812	115,953

The Group posted higher revenue and profit for the quarter under review with the steel operations registering higher selling price and better profit margins.

Meanwhile, our associated companies in the retail operations continued to contribute positively to the Group's earnings.

During the quarter under review, the Group recognised a gain of RM56.0 million from the disposal of shares in associated companies. The proceeds from the disposal has been utilised to reduce the Group's borrowings. Despite the provision of an impairment loss on investment in unquoted bonds of RM39.0 million, the Group achieved a profit before taxation of RM215.7 million, representing a 73% increase from RM124.4 million in the preceding quarter.

13. a) Commentary on prospects

The Group is expected to continue to perform better in the next quarter with significant improvement in the steel division in view of the favourable local market conditions and strong global demand.

b) Forecast or target previously announced

The disclosure requirements are not applicable for the current quarter and financial year-to-date...

14. Statement of the Board of Directors' opinion on achievement of forecast or target

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

15. Profit forecast or profit guarantee

No profit forecast or profit guarantee was published.

16. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2008 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2007 RM'000	CURRENT YEAR TO DATE 31/3/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2007 RM'000
Taxation comprises :				
In respect of current period:				
- income tax	18,743	4,007	24,392	6,745
- deferred tax	-	17,071	52	43,000
	18,743	21,078	24,444	49,745

Excluding the share of those of the associated companies, the effective tax rate of the Group for the current quarter and financial year-to-date is lower than the statutory tax rate principally due to utilisation of tax losses and certain profit not taxable for tax purpose.

17. *Sale of unquoted investments and properties*

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date except for the disposals by the Company of two parcels of land with buildings erected thereon measuring in aggregate 40.25 acres forming part of the land commonly known as the Melaka Technology Park situated in Melaka for a total cash consideration of RM34.7 million. The disposals were completed by 31 December 2007 and resulted in a gain on disposal of RM2.1 million.

18. Quoted securities

There were no material purchases or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows :

	RM'000
At cost	3,142
At book value	1,296
At market value	1,304

19. Corporate proposals

a) Status of corporate proposals

No	Date of Announcements	Subjects	Status
1.	04.12.2007	Proposed disposal by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of the Company, of the following debts in Silverstone Corporation Berhad ("SCB"): i) its entire Zero-Coupon Redeemable Secured Class B and Class C RM Denominated Bonds with an aggregate nominal value of approximately RM117.63 million ("SCB Bonds") for a cash consideration of RM50.81 million to Gama Harta Sdn Bhd, a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB") which is in turn a subsidiary of the Company; and ii) its entire 6.70 million Redeemable Cumulative Convertible Preference Shares of RM0.01 each issued at a premium of RM0.99 for a cash consideration of RM0.34 million to Jadeford International Limited, a wholly-owned subsidiary of LFIB.	Pending approvals from: i) Shareholders of the Company; ii) Shareholders of LFIB; iii) Lenders of AMSB; iv) Holders of the SCB Bonds; v) Bank Negara Malaysia, if required; and vi) Any other relevant authorities, if required. Approval was obtained by LFIB from Securities Commission.

The status of corporate proposals of LFIB is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

20. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	413,006	519,300	932,306
Unsecured	9,705	-	9,705
BaIDS			
Secured	70,000	330,000	400,000
	492,711	849,300	1,342,011
LICB Bonds and USD Debts			
Secured	88,766	55,053	143,819
	581,477	904,353	1,485,830

The Group's borrowings were denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,000,669
- US Dollar	138,623	443,038
- Chinese Renminbi	92,335	42,123
		1,485,830

21. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

22. Changes in material litigations

There were no changes in material litigations since the last annual balance sheet date.

23. Dividend proposed

The Board of Directors does not recommend any interim dividend for the financial quarter ended 31 March 2008.

24. Earnings per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2008	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2007	CURRENT YEAR TO DATE 31/3/2008	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2007
Net profit attributable to equity holders of the parent (RM'000)	200,810	41,173	390,038	201,215
Weighted average number of ordinary shares in issue ('000)	710,662	697,640	708,582	697,280
Basic EPS (sen)	28.26	5.90	55.04	28.86

Diluted

For the purpose of calculating diluted EPS, the net profit for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares ie shares granted under the Executive Share Option Scheme ("ESOS").

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2008	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2007	CURRENT YEAR TO DATE 31/3/2008	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2007
Net profit attributable to equity holders of the parent (RM'000)	200,810	41,173	390,038	201,215
Weighted average number of ordinary shares in issue ('000)	710,662	697,640	708,582	697,280
Effect of dilution ('000)	2,952	1,729	3,244	113
	713,614	699,369	711,826	697,393
Diluted EPS (sen)	28.14	5.89	54.79	28.85

25. Auditors' report on preceding annual financial statements

There were no qualifications in the auditors' report of the preceding year's financial statements. However, the auditors drew attention to the financial position of the Group concerning the portion of LICB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received		
		Up to December 2007	Current Year (Jan-Dec 08)		Up to December 2007	Current Year (Jan - Dec 08)	
			Current Quarter	Year-To-Date		Actual Received In	
						Current Qtr	YTD
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002							
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-
	33.9						
By December 2003							
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-
By December 2004							
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	13.1	-	-	5.8	7.3	7.3
By December 2005							
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-
By December 2006							
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	74.0	-	-	74.0	-	-
Total	541.3	295.3	-	-	288.0	7.3	7.3

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.

(ii) Transactions completed during the financial year-to-date

a) As disclosed in Note 17, the disposals of two parcels of land with buildings erected thereon were completed in the immediate preceding quarter. The divestment proceeds of RM34.7 million were utilised to redeem/repay the LICB Bonds and USD Debts.

b) The disposal of shares in an unlisted subsidiary company has been completed and the proceeds of RM7.3 million were received in the current quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.

RECEIVED

2008 JUN 16 A 11: 22

FICE OF INTE...
...ORATE F...

BURSA MALAYSIA

Form Version V3.0

General Announcement

Reference No LI-080530-64256

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Grant of a 20-year lease on part of the land held under HS(D) 13425, PT 17216, Mukim Tanjong Dua Belas, District of Kuala Langat, Selangor by Amsteel Mills Sdn Bhd

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

1. INTRODUCTION

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce that Amsteel Mills Sdn Bhd ("AMSB") (a 99% owned subsidiary of LICB) will be entering into a 20-year lease agreement with Petronas Gas Berhad ("Petronas Gas") for the lease of an area measuring approximately 2,375 square metres ("Demised Premises") ("Lease Agreement"). The Demised Premises form part of the land held under HS(D) 13425, PT 17216, Mukim Tanjong Dua Belas, District of Kuala Langat, Selangor ("Land").

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LICB-Grant of Lease.pdf

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

30 MAY 2008

RECEIVED

2008 JUN 16 A 11:52

BURSA MALAYSIA

Form Version V3.0

General Announcement

Reference No LI-080530-64256

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Grant of a 20-year lease on part of the land held under HS(D) 13425, PT 17216, Mukim Tanjong Dua Belas, District of Kuala Langat, Selangor by Amsteel Mills Sdn Bhd

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

1. INTRODUCTION

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce that Amsteel Mills Sdn Bhd ("AMSB") (a 99% owned subsidiary of LICB) will be entering into a 20-year lease agreement with Petronas Gas Berhad ("Petronas Gas") for the lease of an area measuring approximately 2,375 square metres ("Demised Premises") ("Lease Agreement"). The Demised Premises form part of the land held under HS(D) 13425, PT 17216, Mukim Tanjong Dua Belas, District of Kuala Langat, Selangor ("Land").

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LICB-Grant of Lease.pdf

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

30 MAY 2008

LION INDUSTRIES CORPORATION BERHAD ("LICB" OR THE "COMPANY")

Grant of a 20-year lease on part of the land held under HS(D) 13425, PT 17216, Mukim Tanjong Dua Belas, District of Kuala Langat, Selangor by Amsteel Mills Sdn Bhd

1. INTRODUCTION

The Board of Directors of LICB wishes to announce that Amsteel Mills Sdn Bhd ("AMSB") (a 99% owned subsidiary of LICB) will be entering into a 20-year lease agreement with Petronas Gas Berhad ("Petronas Gas") for the lease of an area measuring approximately 2,375 square metres ("Demised Premises") ("Lease Agreement"). The Demised Premises form part of the land held under HS(D) 13425, PT 17216, Mukim Tanjong Dua Belas, District of Kuala Langat, Selangor ("Land").

2. BACKGROUND INFORMATION

2.1 Lion DRI Sdn Bhd ("Lion DRI"), a wholly-owned subsidiary of Lion Diversified Holdings Berhad ("LDHB"), and Petroliam Nasional Berhad ("Petronas") had entered into an agreement for the sale and delivery by Petronas of dry gas to be used as feedstock for the direct reduced iron produced by Lion DRI at its plant in Banting ("DRI Plant") ("SPA"). Petronas has nominated Petronas Gas, a subsidiary of Petronas, to supply the dry gas.

2.2 To enable Petronas Gas to supply dry gas to Lion DRI, Lion DRI has agreed to procure for the benefit of Petronas Gas, a lease on the Demised Premises which is required for the erection and maintenance of a metering equipment for the purpose of measuring the flow of gas to be supplied to Lion DRI by Petronas Gas.

2.3 At the request of Lion DRI, AMSB has agreed to grant Petronas Gas a lease on the Demised Premises on an "as is where is" basis for an initial term of 20 years with an option to renew for a further term of 20 years at a nominal rental of RM10.00 ("Grant of Lease"). The agreement on the Grant of Lease when signed, will take effect retrospectively from 1 February 2008 and expires on 31 January 2028. The Land is charged to lenders of AMSB ("AMSB Lenders") and as such the registration of the Lease is subject to the approval of the AMSB Lenders.

3. INFORMATION ON LION DRI

Lion DRI was incorporated as a private limited liability company in Malaysia on 24 February 2005 under the Companies Act, 1965. As at current date, the authorised share capital of Lion DRI is RM200,000,000 comprising 200,000,000 ordinary shares of RM1.00 each of which 150,000,002 ordinary shares of RM1.00 each have been issued and fully paid-up.

Lion DRI was incorporated for the purpose of manufacturing hot direct reduced iron and/or hot briquetted iron.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

30 MAY 2008

Secretary 30 MAY 2008

4. DETAILS OF THE GRANT OF LEASE

4.1 Consideration for the Grant of Lease

In consideration of AMSB agreeing at the request of Lion DRI to grant the lease to Petronas Gas, Lion DRI shall pay AMSB a monthly payment of RM2,560.00 ("Monthly Payment") on or before the seventh day of each successive calendar month commencing 1 February 2008 until the termination/expiration of the Lease.

4.2 Basis of Arriving at the Monthly Payment

The Monthly Payment (which was calculated based on the rate of RM0.10 per square foot per month) was arrived at after taking into consideration market rental valuation on the Land as appraised by DTZ Nawawi Tie Leung Property Consultants Sdn Bhd, a firm of independent professional valuers, as set out in their valuation letter dated 24 January 2008 ("Valuation Letter").

5. RATIONALE FOR THE GRANT OF LEASE

The Grant of Lease is to enable Lion DRI to erect a metering station to measure the quantity of dry gas supplied to Lion DRI. At the same time, it will allow AMSB to receive rental income on the Demised Premises which would otherwise be idle.

6. EFFECTS OF THE GRANT OF LEASE

6.1 Share Capital and Substantial Shareholders' Shareholdings

There will be no effect on the issued and paid-up capital of LICB as well as the substantial shareholders' shareholdings in LICB as the Grant of Lease does not involve the issuance of new shares in LICB.

6.2 Earnings

The Grant of Lease is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2008.

6.3 Net Assets ("NA")

On a proforma basis, the Grant of Lease is not expected to have a material impact on the NA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2007.

6.4 Gearing

The Grant of Lease is not expected to have a material impact on the gearing of the LICB Group.

7. APPROVALS REQUIRED

Approval of the AMSB Lenders is required for the registration of the Lease under the Grant of Lease.

Secretary 30 MAY 2008

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS ON THE GRANT OF LEASE

8.1 Directors' Interests

The following Directors of LICB do not consider themselves independent in respect of the Grant of Lease ("Interested Directors"):

(i) Datuk Cheng Yong Kim, who is a substantial shareholder of the Company, is the Managing Director and a substantial shareholder of LDHB, the holding company of Lion DRI. He is also a Director of Lion DRI.

(ii) Dato' Kamaruddin @ Abas bin Nordin who is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which Datuk Cheng Yong Kim is deemed to have a substantial interest by virtue of his substantial shareholdings in the Company. Dato' Kamaruddin is therefore deemed to be a person connected with Datuk Cheng Yong Kim.

(iii) Cheng Yong Liang who is the brother of Datuk Cheng Yong Kim.

(iv) Heah Sieu Lay who is a Director of LDHB.

The Interested Directors have abstained and will continue to abstain from all Board deliberations and voting at meetings of the Board in relation to the Grant of Lease.

Save as disclosed above, none of the other Directors of LICB has any interest, direct and/or indirect, in the Grant of Lease.

8.2 Major Shareholders' Interests

Other than Datuk Cheng Yong Kim, the other major shareholders of LICB who are deemed to be interested in the Grant of Lease are Tan Sri Cheng Heng Jem, Lion Realty Pte Ltd, Lion Development (Penang) Sdn Bhd, Horizon Towers Sdn Bhd, Lion Corporation Berhad, LDHB, LDH (S) Pte Ltd, Megasteel Sdn Bhd, Limpahjaya Sdn Bhd and Narajaya Sdn Bhd.

9. STATEMENT BY DIRECTORS

The Directors of LICB (save for the Interested Directors), having considered all relevant aspects of the Grant of Lease, are of the opinion that the Grant of Lease is in the best interest of the LICB Group and its shareholders.

10. DEPARTURE FROM THE SECURITIES COMMISSION'S POLICIES AND GUILDELINES ON ISSUE/OFFER OF SECURITIES

The Board of Directors of LICB is not aware of any departure from the Securities Commission's Policies and Guidelines on Issue/Offer of Securities in respect of the Grant of Lease.

11. ESTIMATED TIMEFRAME FOR COMPLETION

The Grant of Lease takes retrospective effect from 1 February 2008 and will expire on 31 January 2028.

12. DOCUMENT AVAILABLE FOR INSPECTION

The Valuation Letter is available for inspection at the registered office of LICB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of three months from the date of this announcement.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

30 MAY 2008

END